Exhibit 99.14

INGRAM MICRO INC.

2011 Incentive Plan

Non-EU Non-Qualified Stock Option Award Agreement (“Award Agreement”)

Section 1. Grant of Option. As of [INSERT DATE OF GRANT], Ingram Micro Inc., a Delaware corporation (“Micro”) hereby grants [INSERT LEGAL NAME OF AWARDEE] (“Optionee”) a non-qualified stock option (the “Option”) exercisable in whole or in part, to purchase, pursuant to the terms hereof, XXX shares of Class A Common Stock, $.01 par value per share, of Micro’s common stock (the “Common Stock”), at a price of $XX.XX per share pursuant to and subject to the terms and conditions set forth in the Ingram Micro Inc. 2011 Incentive Plan (the “Plan”). Capitalized terms used and not otherwise defined herein are used with the same meanings as in the Plan.

Section 2. Non-Qualified Stock Option. This Option is not intended to qualify as an incentive stock option as that term is used in Section 422 of the Code.

Section 3. Time of Exercise; Expiration. (a) Subject to the provisions of this Award Agreement, this Option shall become exercisable as set forth below, provided Optionee remains employed with or continues to render services (including as a member of the Board) to Micro or any of its Affiliates (collectively, the “Employer”) through the respective Vesting Date:

Shares	Vesting Date

X,XXX	[INSERT VESTING DATE]
X,XXX	[INSERT VESTING DATE]
X,XXX	[INSERT VESTING DATE]
X,XXX	[INSERT VESTING DATE]
X,XXX	[INSERT VESTING DATE]
X,XXX	[INSERT VESTING DATE]
X,XXX	[INSERT VESTING DATE]
X,XXX	[INSERT VESTING DATE]
X,XXX	[INSERT VESTING DATE]
X,XXX	[INSERT VESTING DATE]
X,XXX	[INSERT VESTING DATE]
X,XXX	[INSERT VESTING DATE]

(b) The Option may not be exercised after 1:00pm (PST) in Santa Ana, California, on January 2, 2022 (the “Expiration Date”).

Section 4. Manner of Exercise. This Option shall be exercised by Optionee (or other party entitled to exercise the Option under Section 6 of this Award Agreement) only by one of the following methods: from time to time, on or prior to the Expiration Date of this Option, Optionee may give notice of his or her election to purchase some or all of the Shares subject to vested Options by means of (i) a written notice to the stock plan administrator or (ii) an electronic notice to the stock plan administrator or other authorized representative of Micro (including a third-party administrator or broker designated by Micro). Whether written or electronic, such notice shall specify the number of Shares to be purchased pursuant to vested Options and shall be in a form approved by the stock plan administrator. When Optionee gives notice of the exercise of this Option, Optionee must also submit payment of the purchase price for the Shares being purchased in a manner permitted by Section 6(f) of the Plan except such payment may not be made in Shares already owned by Optionee and plus an amount sufficient to satisfy any Tax-Related Items as provided for in Section 8 of this Award Agreement.

Section 5. Nontransferability of Option. This Option shall not be assigned, alienated, pledged, attached, sold or otherwise transferred by Optionee except by will or by the laws of descent and distribution. The terms of this Option shall be binding on the executors, administrators, heirs and successors of Optionee.

Section 6. Termination of Employment or Service. The following provisions shall apply in the event of Optionee’s termination of employment or service, unless the Committee shall have provided otherwise.

(a) Termination of Employment or Service for any reason other than death, Disability, Retirement or Cause. Except as the Committee may at any time otherwise provide, if Optionee’s employment or service with the Employer is terminated for any reason other than Optionee’s death, Disability, Retirement or Cause (for any reason whatsoever and whether or not later to be found invalid and whether or not in breach of employment laws in the jurisdiction where Optionee is employed or providing services), Optionee’s vested Options will expire 90 days (or, if later, on the 15th day following the end of any Micro-imposed restrictions in effect during such 90-day period on Optionee’s ability to engage in transactions involving Shares (such 15th day, the “Extended Date”)) from the Termination Date (as defined in Section 6(f) below), but not later than the Expiration Date. This Option will be exercisable prior to the Expiration Date only if it was exercisable on the Termination Date.

(b) Death. Except as the Committee may at any time otherwise provide, if Optionee’s employment or service with the Employer is terminated by reason of death, Optionee’s unvested Options will immediately vest. Optionee’s estate will have the right to exercise Optionee’s vested Options through the fifth anniversary of Optionee’s death, but not later than the Expiration Date.

(c) Disability, Except as the Committee may at any time otherwise provide, if Optionee’s employment or service with the Employer is terminated by reason of Disability, Optionee’s unvested Options will immediately vest. Optionee or Optionee’s legal representative will have the right to exercise vested Options through the fifth anniversary of the Termination Date (as defined in Section 6(f) below), but not later than the Expiration Date. For purposes hereof, “Disability” means “permanent and total disability” as defined in Section 22(e)(3) of the Code and as determined by the Committee in its sole discretion.

(d) Retirement. Except as the Committee may at any time otherwise provide, if Optionee’s employment or service with the Employer is terminated by reason of Retirement, Optionee’s unvested Options will continue to vest in accordance with the vesting schedule set forth in Section 3 of this Award Agreement. Unless the Committee otherwise permits, the Committee has determined that the term “Retirement” means that Optionee’s employment has terminated other than by reason of death, Disability or Cause and that all of the following criteria have been satisfied as of the Termination Date (as defined in Section 6(f) below): either (1) Optionee is at least 65 years of age and has completed at least five years of service with the Employer, or (2) Optionee is at least 55 years of age and has completed at least ten years of service with the Employer. However, if Optionee’s employment or service with the Employer is terminated by reason of Retirement within 12 months from his/her grant date, Optionee shall vest, on each Vesting Date, as applicable, only in a prorated portion of the Option based on the number of full calendar months of participation as Optionee, from the grant date through the Termination Date, as the numerator, and whose denominator shall be 12. Optionee will have the right to exercise any vested Options through the fifth anniversary of Optionee’s Termination Date (as defined in Section 6(f) below), but not later than the Expiration Date.

(e) Termination of Employment or Service for Cause. Except as the Committee may at any time otherwise provide, if Optionee’s employment or service with the Employer is terminated for Cause, this Option will expire and terminate on the Termination Date (as defined in Section 6(f) below), regardless of whether it is vested or unvested on the Termination Date.

(f) Termination Date. Except as the Committee may otherwise determine, for purposes hereof, any termination of Optionee’s employment or service for any reason shall occur on the date such Optionee ceases to be actively employed by or ceases to perform services for the Employer (the “Termination Date”) without regard to whether such Optionee continues thereafter to receive any compensatory payments therefrom or is paid salary thereby in lieu of notice of termination. The Termination Date will not be extended by any notice period mandated under local law (e.g., active employment or service would not include any contractual notice period or any period of “garden leave” or similar period mandated under employment laws in the jurisdiction where Optionee is employed or providing services); the Employer shall have the exclusive discretion to determine the Termination Date for purposes of this Option (including whether Optionee may still be considered to provide continuous employment or services while on an approved leave of absence).

Section 7. Restrictions on Issuance and Sale of Shares. Optionee understands and agrees that Micro shall not be obligated to sell or issue any Shares pursuant to this Option prior to the fulfillment of all of the following conditions:

(a) The admission of such Shares to listing on all stock exchanges on which the Common Stock is then listed;

(b) The completion of any registration or other qualification of such Shares under any state or federal law or under rulings or regulations of the U.S. Securities and Exchange Commission or of any other governmental regulatory body, which the Committee shall, in its absolute discretion, deem necessary or advisable;

(c) The obtaining of any approval or other clearance from any state or federal governmental agency which the Committee shall, in its absolute discretion, determine to be necessary or advisable;

(d) The receipt by Micro of full payment for such Shares, including payment of any Tax-Related Items (as defined in Section 8 below); and

(e) The lapse of such reasonable period of time following the exercise of the Option as the Committee may from time to time establish for reasons of administrative convenience.

Further, Optionee agrees that Micro shall have unilateral authority to amend the Plan and the Award Agreement without Optionee’s consent to the extent necessary to comply with securities and or other laws applicable to the issuance of Shares.

Section 8. Responsibility for Taxes. Optionee acknowledges that, regardless of any action taken by the Employer, the ultimate liability for all income tax, social insurance, payroll tax, payment on account or other tax-related items related to Optionee’s participation in the Plan and legally applicable to Optionee or deemed by the Employer to be an appropriate charge to Optionee even if technically due by the Employer (“Tax-Related Items”), is and remains Optionee’s responsibility and may exceed the amount actually withheld by Micro or the Employer. Optionee further acknowledges that the Employer (1) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Option grant, including, but not limited to, the grant, vesting or exercise of the Option, the subsequent sale of Shares acquired pursuant to such exercise and the receipt of any dividends; and (2) do not commit to and are under no obligation to structure the terms of the grant or any aspect of the Option to reduce or eliminate Optionee’s liability for Tax-Related Items or achieve any particular tax result. Further, if Optionee is subject to Tax-Related Items in more than one jurisdiction between the date of grant and the date of any relevant taxable or tax withholding event, as applicable, Optionee acknowledges that the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

Prior to any relevant taxable or tax withholding event, as applicable, Optionee agrees to make adequate arrangements satisfactory to the Employer to satisfy all Tax-Related Items. In this regard, Optionee authorizes the Employer, or their respective agents, at their sole discretion and pursuant to such procedures as they may specify from time to time, to satisfy the obligations with regard to all applicable Tax-Related Items by one or a combination of the following: (1) withholding from Optionee’s wages or other cash compensation paid to Optionee by the Employer; or (2) withholding from proceeds of the sale of Shares acquired upon exercise of the Option, either through a voluntary sale or mandatory sale arranged by Micro (on Optionee’s behalf pursuant to this authorization without further consent).

Depending on the withholding method, the Employer may withhold or account for Tax-Related Items by considering applicable minimum statutory withholding amounts or other applicable withholding rates, including maximum applicable rates, in which case Optionee will receive a refund of any over-withheld amount in cash and will have no entitlement to the Common Stock equivalent.

Finally, Optionee will pay to the Employer any amount of Tax-Related Items that the Employer may be required to withhold or account for as a result of Optionee’s participation in the Plan or Optionee’s acquisition of Shares that cannot be satisfied by the means previously described. Micro may refuse to honor the exercise and refuse to issue or deliver the Shares or the proceeds of the sale of Shares, if Optionee fails to comply with his or her obligations in connection with the Tax-Related Items.

Section 9. Adjustment. The number of Shares subject to this Option and the price per share of such Shares may be adjusted by Micro from time to time pursuant to Section 12 of the Plan.

Section 10. Nature of Grant. By accepting the grant, Optionee acknowledges, understands and agrees that:

(1)	the Plan is established voluntarily by Micro, it is discretionary in nature and it may be modified, amended, suspended or terminated by Micro at any time, to the extent permitted by the Plan;

(2)	the grant of the Option is voluntary and occasional and does not create any contractual or other right to receive future grants of options, or benefits in lieu of options, even if options have been granted in the past;

(3)	all decisions with respect to future option grants, if any, will be at the sole discretion of Micro;

(4)	Optionee’s participation in the Plan shall not create a right to employment or service with the Employer and shall not interfere with the ability of the Employer to terminate Optionee’s employment or service relationship (if any);

(5)	Optionee is voluntarily participating in the Plan;

(6)	the Option and the Shares acquired under the Plan are not part of normal or expected compensation or salary for purposes of calculating any severance, resignation, termination, redundancy, dismissal, end of service payments, bonuses, long-service awards, pension, welfare or retirement benefits or similar payments;

(7)	the Option grant and Optionee’s participation in the Plan will not be interpreted to form an employment or service contract or relationship with the Employer or any subsidiary or Affiliate of Micro;

(8)	the future value of the underlying Shares is unknown, indeterminable and cannot be predicted with certainty;

(9)	if the underlying Shares do not increase in value, the Option will have no value;

(10)	no claim or entitlement to compensation or damages shall arise from forfeiture of the Option resulting from the termination of Optionee’s employment or service with the Employer (for any reason whatsoever and whether or not later to be found invalid and whether or not in breach of employment laws in the jurisdiction where Optionee is employed or providing services), and in consideration of the grant of the Option to which Optionee is otherwise not entitled, Optionee irrevocably agrees never to institute any claim against the Employer, and agrees to waive his or her ability, if any, to bring any such claim, and agrees to release the Employer from any such claim; if, notwithstanding the foregoing, any such claim is allowed by a court of competent jurisdiction, then by participating in the Plan, Optionee shall be deemed irrevocably to have agreed not to pursue such claim and agree to execute any and all documents necessary to request dismissal or withdrawal of such claims;

(11)	the vesting of any Option ceases upon the Termination Date or other cessation of eligibility to vest for any reason, except as may otherwise be explicitly provided in the Plan or this Award Agreement;

(12)	unless otherwise specifically provided for in the Plan or provided by Micro in its discretion, the Option and the benefits evidenced by this Award Agreement do not create any entitlement to have the Option or any such benefits transferred to, or assumed by, another company nor to be exchanged, cashed out or substituted for, in connection with any corporate transaction affecting the Common Stock of Micro;

(13)	Optionee acknowledges that this Award Agreement is between Optionee and Micro, and that the Employer (if different from Micro) is not a party to this Award Agreement;

(14)	Optionee agrees to provide Micro with any data requested if Optionee is a mobile employee to facilitate the proper withholding and reporting by the Employer; and

(15)	Optionee acknowledges that the Plan and this Award Agreement are intended to conform to the extent necessary with all provisions of the U.S. Securities Act of 1933, as amended, and the U.S.

Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations and rules promulgated by the U.S. Securities and Exchange Commission thereunder, and state securities laws and regulations. Notwithstanding anything herein to the contrary, the Plan shall be administered, and the Option is granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations. To the extent permitted by applicable law, the Plan and this Award Agreement shall be deemed amended to the extent necessary to conform to such laws, rules and regulations.

Section 11. No Advice Regarding Grant. The Employer is not providing any tax, legal or financial advice, nor is the Employer making any recommendations regarding Optionee’s participation in the Plan or the acquisition or the sale of the underlying Shares. Optionee is hereby advised to consult with personal tax, legal and financial advisors regarding participation in the Plan before taking any action related to the Plan.

Section 12. Data Privacy. Optionee explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of Optionee’s personal data as described in this Award Agreement and any other Option grant materials by and among, as applicable, the Employer (if different from Micro), Micro and its subsidiaries and Affiliates for the exclusive purpose of implementing, administering and managing Optionee’s participation in the Plan.

Optionee hereby understands that Micro and the Employer (if different from Micro) may hold certain personal information about Optionee, including, but not limited to, Optionee’s name, home address and telephone number, date of birth, employee identification number or other identification number, salary, nationality, job title, any shares of stock or directorships held in Micro, details of all options or any other entitlement to shares of stock awarded, canceled, exercised, vested, unvested or outstanding in Optionee’s favor, for the exclusive purpose of implementing, administering and managing the Plan (“Data”). Optionee hereby understands that Data may be transferred to any third parties assisting Micro with the implementation, administration and management of the Plan, that these recipients may be located in the United States or elsewhere, and that the recipient’s country (e.g., the United States) may have different data privacy laws and protections than Optionee’s country. Optionee hereby understands that if Optionee resides outside the United States, Optionee may request a list with the names and addresses of any potential recipients of the Data by contacting Optionee’s local human resources representative. Optionee authorizes the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purpose of implementing, administering and managing Optionee’s participation in the Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom Optionee may elect to deposit any Shares acquired upon exercise of the Option. Optionee hereby understands that Data will be held only as long as is necessary to implement, administer and manage Optionee’s participation in the Plan as determined by Micro. Optionee hereby understands that that if Optionee resides outside the United States, he or she may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing Optionee’s local human resources representative. Optionee hereby understands, however, that refusing or withdrawing Optionee’s consent may affect Optionee’s ability to participate in the Plan. For more information on the consequences of Optionee’s refusal to consent or withdrawal of consent, Optionee understands that he or she may contact his or her human resources representative responsible for Optionee’s country at the local or regional level.

Section 13. No Rights Until Issuance. Optionee shall have no rights hereunder as a shareholder with respect to any Shares subject to this Option until the date certificates representing such Shares (which may be in book entry or electronic form) are issued, recorded on the records of Micro or its broker, transfer agent or registrar, and delivered to (including through electronic delivery to a brokerage account) Optionee.

Section 14. Entire Agreement. The Plan is incorporated herein by reference. The Plan and this Award Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements between Optionee and Micro with respect to the subject matter hereof, and may not be modified adversely to Optionee’s interest except by means of a writing signed by Optionee and Micro.

Section 15. Governing Law and Venue. The Option grant and this Award Agreement shall be governed by and construed according to the laws of the State of Delaware, U.S.A., and no other courts, without regard to its principles of conflicts of laws as provided in the Plan. Any action, lawsuit or other proceedings brought to enforce this Option, this Award Agreement or the Plan, or relating thereto or arising therefrom, may be brought only in the state or federal courts located in Orange County, California, U.S.A., where this grant is made and/or to be performed, and the parties to this Award Agreement hereby submit to and consent to the sole and exclusive jurisdiction of such courts.

Section 16. Amendment. This Option may be amended as provided in the Plan.

Section 17. Plan and Prospectus. This Option is subject to all the terms of the Plan and the related prospectus, a copy of which has been received by Optionee.

Section 18. Binding Agreement; Interpretation. By accepting the grant of this Option evidenced hereby, Optionee and Micro agree that this Option is granted under and governed by the terms and conditions of the Plan and this Award Agreement. Optionee has reviewed the related prospectus and this Award Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to accepting the Option and fully understands all provisions of the related prospectus and Award Agreement. Optionee agrees to accept as binding, conclusive and final all decisions or interpretations of the Committee upon any questions relating to the Plan and Award Agreement.

Section 19. Language. Optionee acknowledges that Optionee may be executing part or all of the Award Agreement in English and agrees to be bound accordingly. If Optionee has received this or any other document related to the Plan translated into a language other than English and if the meaning of the translated version is different than the English version, the English version will control.

Section 20. Electronic Delivery. Micro may, in its sole discretion, decide to deliver any documents related to current or future participation in the Plan by electronic means. Optionee hereby consents to receive such documents by electronic delivery and agrees to participate in the Plan through an on-line or electronic system established and maintained by Micro or a third party designated by Micro.

Section 21. Severability. The provisions of this Award Agreement are severable and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.

Section 22. Section 409A. This Award Agreement and the Option are intended to be exempt from the provisions of Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder, as providing for an option to purchase service recipient stock as described in Section 1.409A-1(b)(5)(i)(A) of the Department of Treasury regulations. Notwithstanding any provision of this Award Agreement or the Plan to the contrary, in the event that the Committee determines that the Option may be subject to Section 409A of the Code, the Committee may adopt such amendments to this Award Agreement or the Plan or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Committee determines are necessary or appropriate to (a) exempt the Option from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Option, or (b) comply with the requirements of Section 409A of the Code and related Department of Treasury guidance and thereby avoid the application of penalty taxes under Section 409A of the Code

Section 23. Addendum A. Notwithstanding any provisions in this Award Agreement, the grant of the Option shall be subject to any special terms and conditions set forth in the Addendum A to this Award Agreement for Optionee’s country. Moreover, if Optionee relocates to another country for which there is an Addendum A, the special terms and conditions of the Addendum A for such country will apply to Optionee to the extent Micro determines that the application of such terms and conditions is necessary or advisable in order to comply with laws of the country where Optionee resides or to facilitate the administration of the Plan. The Addendum A constitutes part of this Award Agreement.

Section 24. Imposition of Other Requirements. Micro reserves the right to impose other requirements on Optionee’s participation in the Plan, on the Option and on the Shares purchased upon exercise of the Option, to the extent Micro determines it is necessary or advisable in order to comply with laws of the country where Optionee resides or to facilitate the administration of the Plan, and to require Optionee to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

Section 25. Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan or this Award Agreement, if Optionee is subject to Section 16 of the Exchange Act, the Plan, the Option and this Award Agreement shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 of the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, this Award Agreement shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

Section 26. Waiver. Optionee acknowledges that a waiver by Micro of breach of any provision of this Award Agreement shall not operate or be construed as a waiver of any other provision of this Award Agreement, or of any subsequent breach by Optionee.

The following provisions apply only to Optionees outside the United States:

Section 27. Nature of Grant. By accepting the grant, Optionee acknowledges, understands and agrees that:

(1)	except for members of the Board, the Option and the Shares acquired under the Plan are extraordinary items that do not constitute compensation of any kind for services of any kind rendered to the Employer, and which are outside the scope of Optionee’s employment contract, if any;

(2)	except for members of the Board, the Option and the Shares acquired under the Plan are not intended to replace any pension rights or compensation; and

(3)	Optionee acknowledges and agrees that neither the Employer nor any subsidiary or Affiliate of Micro shall be liable for any foreign exchange rate fluctuation between Optionee’s local currency and the United States Dollar that may affect the value of the Option or of any amounts due to Optionee pursuant to the exercise of the Option or the subsequent sale of any Shares acquired pursuant to the Option.

INGRAM MICRO INC.

Lynn Jolliffe
Executive Vice President, Human Resources

Accepted and agreed as to the foregoing:

OPTIONEE

Name

Date

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